CONFIDENTIAL TREATMENT REQUESTED

BY MARKETO, INC.

MKTO-001

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION.  CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.  OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”  THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.

April 10, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:                                         Mark P. Shuman

Gabriel Eckstein

Amanda Kim

Stephen Krikorian

Re:                             Marketo, Inc.
Registration Statement on Form S-1
File No. 333-187689

Ladies and Gentlemen:

On behalf of Marketo, Inc. (“Marketo” or the “Company”), we submit this supplemental letter in further response to Comment No. 17 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated March 26, 2013 (the “Comment Letter”) relating to the Confidential Draft Registration Statement on Form S-1 originally submitted by the Company to the Commission on February 26, 2013 and as revised and publicly filed on April 2, 2013 (as revised, the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
April 10, 2013	BY MARKETO, INC.
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Determination of Estimated Preliminary IPO Price Range

The Company advises the Staff that the Company currently estimates a preliminary IPO price range of $[***] to $[***] per share.  This price range was determined based, in large part, on discussions among the Board of Directors of the Company (the “Board”), senior management of the Company and representatives of Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC, the lead underwriters for the offering, that took place on April 4, 2013.  Prior to April 4, 2013, the underwriters had not provided the Company with any formal valuation of the Company or related price range.

The Company expects to include the estimated preliminary IPO price range in an amendment to the Registration Statement that will precede the commencement of the Company’s road show.  This price range is subject to further revision based on market conditions, business developments and other factors.

While the Company expects to implement a reverse stock split and reflect such split in the same amendment to the Registration Statement that includes the estimated preliminary IPO price range, all per share numbers in this letter are pre-split, and therefore consistent with the Registration Statement.

Summary of February 2013 Equity Grants

As described on pages 73-74 of the Registration Statement, on February 7 and February 13, 2013, the Company granted options to purchase common stock and restricted stock units (“RSUs”) to certain employees and other service providers of the Company.  At the time of these grants, the Board determined that the fair value of the Company’s common stock was $3.71 per share. The Board based its determination of the fair value of the Company’s common stock on the factors described on page 70 of the Registration Statement including the valuation report of its third-party independent valuation firm (the “Valuation Report”), which concluded that, as of December 31, 2012, the fair market value of the Company’s common stock was $3.71 per share. As described in the Registration Statement, the Valuation Report applied a PWERM analysis that reflected a 40% probability that the Company would complete an initial public offering, a 40% probability of an acquisition of the Company, a 15% probability that the Company would continue as a going concern and a 5% probability of a liquidation of the Company.  The Valuation Report further applied a discount to reflect the value of the common stock on a non-marketable, minority basis.  At the time of the grants on February 7 and February 13, 2013, the Board carefully considered all relevant information available to it, and determined that there were no material changes in the Company’s business since December 31, 2012, or in the assumptions upon which the valuation was based, that affected the fair value of the Company’s common stock on such dates.

The Company has not granted any additional options or RSUs subsequent to February 13, 2013.

Explanation and Reconciliation of Difference Between the Fair Value of the Company’s Common Stock in February and the Midpoint of the Estimated Preliminary IPO Price Range for a May IPO

The Company respectfully submits that the difference between the fair value of the Company’s Common Stock on February 7 and 13, 2013 ($3.71) and the midpoint of the estimated preliminary IPO price range for a May IPO ($[***]) is primarily the result of the following factors:

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
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•                  The estimated preliminary IPO price range assumes a successful initial public offering in May 2013 with no weighting placed on any other outcome for the Company such as an acquisition.   Put differently, the estimated preliminary IPO price range effectively weights an IPO outcome at 100%.  As noted in the Company’s response to Comment No. 18 of the Comment Letter, and as reflected in the disclosure on page 74 of the Registration Statement, an IPO outcome can provide a potentially greater return for the holders of common stock of the Company than an acquisition of the Company due to the elimination of the liquidation preferences of the preferred stock as a result of the conversion of preferred stock to common stock in connection with an IPO.

In contrast, at the time of the fair value determination in February 2013, the Company weighted the potential of an IPO outcome and the potential of an acquisition outcome equally at 40%.  Based on market conditions, market uncertainties, developments involving its competitors and other developments, the Company believed that each potential outcome was equally likely for the Company at the time.  The Company notes that in the Valuation Report the value attributed to the Company’s common stock in the event of an IPO, before factoring in a marketability, minority interest or present value discount, was consistent with the high end of the estimated preliminary IPO price range.  The Valuation Report placed a lower value on the Company’s common stock in the event of an acquisition outcome, as well as the other non-IPO outcomes, due primarily to the preferred stock liquidation preferences described above and, to a lesser extent, to the lower valuations placed on the Company as a whole in the event of an acquisition outcome or other outcomes.

•                  Similarly, because the estimated preliminary IPO price range assumes that the initial public offering is completed and a public market for the Company’s common stock has developed, it excludes any marketability or minority discount for the Company’s common stock.  The determination of fair value in February 2013 reflected the value of the Company’s common stock on a non-marketable, minority basis given the uncertainty of an initial public offering in February 2013.

•                  The performance of the financial markets in general, and the performance of publicly-traded software-as-a-service companies in particular, have been strong recently.   Major market indices are at or near their all-time highs, the market prices of many publicly-traded SaaS companies have increased significantly since February, and several technology companies successfully completed initial public offerings in March.  Strong markets, and a favorable IPO market, contributed to an increase in the value of the Company’s common stock during the relevant period.

•                  The Company’s consideration of various objective and subjective factors in the previous fair value determination that are applicable to valuations based on private company valuation methodologies, and which were not taken into account in the analysis performed by the lead

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
April 10, 2013	BY MARKETO, INC.
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underwriters in considering the estimated preliminary price range for the Company’s initial public offering.

The Company anticipates including a general description of the foregoing in its Registration Statement at or prior to the time that it amends the Registration Statement to include the estimated preliminary IPO price range.

Automatic Conversion of Preferred Stock

In addition, the Company supplementally informs the Staff that the Company will add additional disclosure to the Registration Statement in the section titled “Description of Capital Stock—Preferred Stock” to note that the holders of the [***] preferred stock, together with all other holders of preferred stock of the Company, will be affirmatively consenting to the conversion of their preferred stock into common stock in connection with the offering.  [***]

****

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
April 10, 2013	BY MARKETO, INC.
Page 5	MKTO-001

Please direct any questions or comments regarding the contents of this letter to me at (650) 849-3223 or tjeffries@wsgr.com and Aaron Alter at (650) 320-4693 or aalter@wsgr.com.  Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Tony Jeffries
Tony Jeffries

Enclosures

cc:                                Phillip M. Fernandez, Marketo, Inc.

Fred Ball, Marketo, Inc.

Sharon S. Zezima, Marketo, Inc.

Aaron J. Alter, Wilson Sonsini Goodrich & Rosati, P.C.

Michael E. Coke, Wilson Sonsini Goodrich & Rosati, P.C.

Anthony J. McCusker, Goodwin Procter LLP

Richard A. Kline, Goodwin Procter LLP